April 25, 2023
VIA EDGAR
Jenn Do
Daniel Gordon
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549

Re:	Gilead Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 22, 2023
File No. 0-19731
Dear Ms. Do and Mr. Gordon:
This letter responds to the comments of the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in the Staff’s letter addressed to Andrew Dickinson, Chief Financial Officer of Gilead Sciences, Inc. (the “Company”), dated March 29, 2023, regarding the above-referenced filing. For your convenience, we have repeated the Staff’s comments before the Company’s responses below.
Form 10-K for the fiscal year ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 36
1.We note your analysis of research and development expenses on page 38: “Research and development expenses increased by $376 million in 2022 compared to 2021, primarily due to higher clinical development spend related mostly to Trodelvy and the Arcus Biosciences, Inc. (“Arcus”) collaboration, as well as inflationary increases.” Given the significance of research and development expenses for the periods presented, please revise your future filings to better disclose the drivers of the changes. As part of your response, disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense). We note, in this regard, the disclosures provided in your Form 10-K for the year ended December 31, 2020.
We acknowledge the Staff’s comment and confirm that, consistent with our past practice, we manage research and development (R&D) expenses on an aggregate basis and not by specific project, product candidate, therapeutic area or development phase. We manage our R&D efforts on a dynamic basis taking into account unmet medical need, scientific data, probability of technical and regulatory success, market potential and other considerations. We regularly review our R&D portfolio against the criteria noted above and reallocate resources as necessary among our internal and external R&D activities that we believe will support the long-term growth of our business. We currently do not track total R&D expenses by R&D project because these costs generally do not provide a direct indication of the future success or failure of the project.

Our R&D expenses are comprised of internal and external expenses. Our internal R&D expenses, such as personnel costs, infrastructure and other support costs, are often shared among projects and we do not track such costs by product candidate. While our external R&D expenses incurred by clinical research organizations are tracked by product candidate, those expenses do not necessarily correlate to the overall R&D efforts attributable to a specific product candidate and can vary significantly from period to period. Accordingly, we believe that disclosure of the external R&D spend by product candidate could be misleading to investors given that it represents only a portion of the total spend. We also believe that disclosing the clinical research organization expenses by product candidate could be harmful to our competitive position and therefore, to our stockholders. For example, if we were to provide such disclosure our ability to negotiate competitive terms with potential clinical research organizations could be negatively affected since third party clinical research organizations would be able to deduce the amounts we pay for certain work related to a product candidate.
In consideration of the Staff’s comment, in future filings beginning with the quarter ended March 31, 2023, we will enhance our disclosure to include a statement regarding how we manage our R&D expenses and, as applicable, that we do not track our total R&D expenses by project, product candidate, therapeutic area or development phase. In addition to continuing to provide narrative disclosure about the material drivers affecting period-over-period changes in R&D expenses, in future filings we will also expand our disclosures to provide additional tabular information as to relevant categories of R&D expenses incurred.
Set forth below is an illustrative example of the disclosure enhancements described above, using the relevant disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (changes that are in response to the Staff’s comments are marked).
R&D expenses consist primarily of personnel costs including salaries, benefits and stock-based compensation expense, infrastructure, materials and supplies and other support costs, research and clinical studies performed by contract research organizations and our collaboration partners, and other outside services.
We manage our R&D expenses by identifying the R&D activities we expect to be performed during a given period and then prioritizing efforts based on scientific data, probability of successful technical development and regulatory approval, market potential, available human and capital resources and other considerations. We regularly review our R&D activities based on unmet medical need and, as necessary, reallocate resources among our internal R&D portfolio and external opportunities that we believe will best support the long-term growth of our business. We do not track total R&D expenses by product candidate, therapeutic area or development phase.
The following table provides a breakout of our R&D expenses by major cost type:

(in millions)	2022	2021
Personnel, infrastructure and other support costs	2,811	2,684
Clinical studies and other costs	2,166	1,917
Total	$4,977	$4,601
Research and development expenses increased by $376 million in 2022 compared to 2021, primarily due to higher ~~clinical development~~ spend on clinical studies and outside services related mostly to Trodelvy and the development programs in collaboration with Arcus Biosciences, Inc. (“Arcus”) ~~collaboration~~, as well as inflationary increases.

Please do not hesitate to call me at (650) 524-0862 if you have any questions or would like any additional information regarding this matter.
Sincerely,

/s/ ANDREW D. DICKINSON
Andrew D. Dickinson Chief Financial Officer Gilead Sciences, Inc.

cc:	Sandra Patterson
SVP - Corporate Controller and Chief Accounting Officer
Gilead Sciences, Inc.

Ronald O. Mueller, Partner
Gibson, Dunn & Crutcher

Aaron K. Briggs, Partner
Gibson, Dunn & Crutcher

Richard Jackson, Partner
Ernst & Young LLP
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